UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 8, 2006
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-Commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4))

Item 1.01   Entry into a Material Agreement

1. On February 8, 2006, the Management Development and Compensation Committee (the "Committee") of the Board of Directors of Kimberly-Clark Corporation (the "Company") established objectives for 2006 bonuses payable in 2007 to the executive officers of the Company under the Company's Executive Officer Achievement Award Plan (the "Plan"). The Plan was approved by the Company's stockholders on April 25, 2002, and filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

    2006 bonus awards under the Plan will be based on the Committee's judgment regarding the Corporation's and the executive officer's performance in 2006 against the objectives. The corporate objectives include both financial and non-financial goals. The financial goals for 2006 include growth in net sales, growth in earnings per share and improvement in return on invested capital. Non-financial goals for 2006 include various qualitative and quantitative measures which are intended to further align compensation with achieving the Company's Global Business Plan. The non-financial goals vary by executive officer depending on their areas of responsibilities. Depending on actual performance in 2006 against the financial and non-financial goals, 2006 bonus awards could range from zero to 240 percent of each executive officer's target bonus. In no event, will any executive officer's actual bonus exceed 0.3% of the Company's 2006 earnings before unusual items.

2. On February 8, 2006, the Committee also determined the amount of bonuses payable for 2005 performance to the executive officers of the Company under the Plan pursuant to previously established performance objectives. The performance objectives for 2005 bonuses were established by the Committee in January 2005, and were described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2005. The Company's 2006 Proxy Statement, which is expected to be mailed to stockholders on or about March 14, 2006, will identify the amount of the 2005 bonuses paid to the named executive officers of the Company together with the Committee's report on executive compensation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: February 10, 2006

By: /s/ Mark A. Buthman

Mark A. Buthman
Senior Vice President and
Chief Financial Officer